UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION

(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Senior Convertible Notes due 2007 (Title of Class of Securities)	63934EAG3 (Registered) 63934EAF5 (Restricted) (CUSIP Number of Class of Securities)

Copies to:

Robert J. Perna Corporate Secretary Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 (630) 753-5000	Dennis M. Myers, P.C. Kirkland & Ellis, LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$190,000,000	$20,330

*                    Calculated solely for purposes of determining the filing fee.  The purchase price of the 2.50% Senior Convertible Notes due 2007, as described herein, is $1,000.00 per $1,000 principal amount outstanding.

**             The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $20,330		Filing party:	Navistar International
Corporation
	Form or Registration No.: SC TO-I		Date Filed:	June 27, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) to Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed by Navistar International Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.50% Senior Convertible Notes due 2007 (the “2.50% Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 27, 2006, as amended by this Amendment (the “Offer to Purchase”), and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.  Capitalized terms used by not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

Item 1.            Summary Term Sheet.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On July 26, 2006, the Company issued a press release announcing an increase in the purchase price of the Notes to $1,010.00 per $1,000.00 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date on which the Notes are repurchased, which is expected to be $3.89 per $1,000.00 principal amount of the Notes, and an extension of the tender offer until midnight, New York City time, on August 8, 2006.  A copy of the press release is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

Item 4.            Terms of the Transaction.

(a)          Material Terms.

(1)          Tender Offer.  The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On July 26, 2006, the Company issued a press release announcing an increase in the purchase price of the Notes to $1,010.00 per $1,000.00 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date on which the Notes are repurchased, which is expected to be $3.89 per $1,000.00 principal amount of the Notes, and an extension of the tender offer until midnight, New York City time, on August 8, 2006.  A copy of the press release is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

Item 11.          Additional Information.

(b)         Other Material Information.  The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On July 24, 2006, the Company issued a press release announcing that the New York Stock Exchange granted the Company an extension to complete and file its fiscal 2005 annual report on Form 10-K with the Commission.  A copy of the press release is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

On July 26, 2006, the Company issued a press release announcing its intention to seek an amendment to its existing credit agreement.  A copy of the press release is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

Item 12.          Exhibits.

Item 12(a) of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

(6)          Press Release issued by the Company on July 24, 2006 relating to the NYSE extension.

(7)          Press Release issued by the Company on July 26, 2006 relating to the increase in the tender offer price and extension of Tender Offer.

(8)          Press Release issued by the Company on July 26, 2006 relating to its intention to seek an amendment to its existing credit agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2006

NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ Terry M. Endsley
Name:	Terry M. Endsley
Its:	Vice President and Treasurer